                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 11-K

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the
    Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2003

                                       OR

[ ] Transition Report Pursuant to Section 15(d) of the
    Securities Exchange Act of 1934

For the transition period from _________ to ____________

                       Commission file number 000-50351
                                              ---------

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                   Genesis HealthCare Corporation Union 401(k)

             (F/K/A Genesis Health Ventures, Inc. Union 401(k) Plan)


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Genesis HealthCare Corporation
                              101 East State Street
                            Kennett Square, PA 19348
                                 (610) 444-6350

Genesis HealthCare Corporation Union 401(k) Plan Financial Statements, Supplemental Schedule and Exhibits as of December 31, 2003 and 2002 and for the year ended December 31, 2003.

The following plan financial statements, schedules and reports, have been prepared in accordance with the financial reporting requirements of ERISA.

Items 1 - 3:      Not applicable under ERISA filing.

Item 4:           Financial Statements and Exhibits.

                         GENESIS HEALTHCARE CORPORATION
          UNION 401(K) PLAN (F/K/A GENESIS HEALTH VENTURES, INC. UNION
                            RETIREMENT SAVINGS PLAN)

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

     (With Report of Independent Registered Public Accounting Firm Thereon)

                   GENESIS HEALTHCARE CORPORATION UNION 401(K)

                 PLAN (F/K/A GENESIS HEALTH VENTURES, INC. UNION

                            RETIREMENT SAVINGS PLAN)

                                                    TABLE OF CONTENTS



                                                                                                                   PAGE
Report of Independent Registered Public Accounting Firm                                                               1

Statements of Net Assets Available for Benefits, December 31, 2003 and 2002                                           2

Statement of Changes in Net Assets Available for Benefits, Year ended December 31, 2003                               3

Notes to Financial Statements                                                                                         4

SCHEDULE:

1    Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2003                                9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Pension Committee and the Participants
Genesis HealthCare Corporation Union 401(K) Plan
(F/K/A the Genesis Health Ventures, Inc. Union Retirement Savings Plan):


We have audited the accompanying statements of net assets available for benefits of the Genesis HealthCare Corporation Union 401(K) Plan (F/K/A the Genesis Health Ventures, Inc. Union Retirement Savings Plan) (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                  /s/ KPMG LLP



Philadelphia, Pennsylvania
June 24, 2004

                           GENESIS HEALTHCARE CORPORATION UNION 401(K) PLAN
                  (F/K/A GENESIS HEALTH VENTURES, INC. UNION RETIREMENT SAVINGS PLAN)
                            Statements of Net Assets Available for Benefits
                                      December 31, 2003 and 2002
                                                                                   2003       2002
                                                                                ----------  ---------
Investments, at fair value                                                      $6,906,480  6,748,374
Participant loans                                                                  564,775    639,973
Employer's contributions receivable                                                 42,680     38,195
Participant contributions receivable                                                54,819     70,394
                                                                                ----------  ---------
                 Total assets                                                    7,568,754  7,496,936
                                                                                ----------  ---------
Net assets available for benefits                                               $7,568,754  7,496,936
                                                                                ==========  =========

See accompanying notes to financial statements.

                                 GENESIS HEALTHCARE CORPORATION UNION 401(K) PLAN
                        (F/K/A GENESIS HEALTH VENTURES, INC. UNION RETIREMENT SAVINGS PLAN)
                             Statement of Changes in Net Assets Available for Benefits
                                           Year ended December 31, 2003
Additions to net assets attributed to:
     Investment income:
        Interest and dividends                                                                         $   85,455
     Contributions:
        Employer                                                                                          399,860
        Participants                                                                                    1,080,245
        Transfers from affiliated plans                                                                     6,967
     Net appreciation in fair value of investments                                                      1,059,126
                                                                                                       ----------
                 Total additions                                                                        2,631,653
                                                                                                       ----------
Deductions from net assets attributed to:
     Benefit payments                                                                                     968,346
     Administrative expenses                                                                               35,853
     Transfers to affiliated plans                                                                      1,555,636
                                                                                                       ----------
                 Total deductions                                                                       2,559,835
                                                                                                       ----------
                 Net increase                                                                              71,818
Net assets available for benefits:
     Beginning of year                                                                                  7,496,936
                                                                                                       ----------
     End of year                                                                                       $7,568,754
                                                                                                       ==========

See accompanying notes to financial statements.

                         GENESIS HEALTHCARE CORPORATION
             UNION 401(K) PLAN (F/K/A GENESIS HEALTH VENTURES, INC.
                         UNION RETIREMENT SAVINGS PLAN)

                          Notes to Financial Statements

                           December 31, 2003 and 2002




(1)    DESCRIPTION OF THE PLAN

       The following description of the Genesis HealthCare Corporation Union 401(K) Plan (the Plan) provides only general information. Participants should refer to the Plan document for more complete information.

       (a)    GENERAL

              The Plan is a defined contribution savings plan that permits voluntary employee contributions that are matched, in part, by Genesis HealthCare Corporation (the Company). Employees of the Company covered by collective bargaining agreements that call for participation in the Plan are eligible for participation in the Plan on the first day of January or July following one year of service and 1,000 hours. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

              Effective December 1, 2003, Genesis Health Ventures, Inc. (GHV) changed its name to NeighborCare, Inc. and completed the distribution (the spin-off) of the common stock of the Company to its shareholders. As a result of the spin-off, GHV withdrew as the sponsor of the Plan and the Company replaced GHV as the Plan sponsor. The Plan was amended to reflect the Company as the sponsor. There were no other changes to the terms or conditions of the Plan.

       (b)    CONTRIBUTIONS

              Each eligible employee may elect to participate in the Plan and make contributions to the Plan through salary deductions in an amount not less than 1% and not in excess of 50% of such participant's compensation, as defined in the Plan, in any calendar year. The Company matches 50% of the participant's pre-tax contributions up to 6% of such participant's compensation.

              Notwithstanding any other provision of the Plan, the total pre-tax contribution made to the Plan by any participant may not exceed $13,000 for 2003. In addition, each eligible participant who has attained age 50 before the close of the Plan year is eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code. For 2003, the catch-up contribution limitation is $3,000.

       (c)    PARTICIPANT ACCOUNTS

              Although Plan assets are collectively invested, records are maintained for each participant's individual account. Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.










                                        4                            (Continued)

                         GENESIS HEALTHCARE CORPORATION
             UNION 401(K) PLAN (F/K/A GENESIS HEALTH VENTURES, INC.
                         UNION RETIREMENT SAVINGS PLAN)

                          Notes to Financial Statements

                           December 31, 2003 and 2002


       (d)    VESTING

              Participants are immediately vested in their pre-tax contributions plus actual earnings and losses thereon. Vesting in the Company's matching contributions and earnings and losses thereon is based upon years of continuous service as follows:



                                                                PERCENTAGE
                              YEARS OF SERVICE                    VESTED
                        ----------------------------------   ----------------
                        Less than 2                                  0%
                        2 but less than 3                           20%
                        3 but less than 4                           40%
                        4 but less than 5                           60%
                        5 but less than 6                           80%
                        6 or more                                  100%


       (e)    PAYMENT OF BENEFITS

              Normal and deferred retirement benefits, disability benefits, and vested benefits are distributed as lump-sum or in approximately equal installments over a period of years not to exceed the life expectancy of the participant and his or her designated beneficiary.

              Death benefits are paid as a single-sum or in installments over a period not to exceed five years, pursuant to the participant's written election on forms provided by the Company.

              Non-vested benefits that are subsequently forfeited may be used by the Company to reduce future matching contributions.

       (f)    PARTICIPANT NOTES

              Employees may borrow a minimum of $1,000 and a maximum of 50% of their vested balance in the Plan, up to a maximum of $50,000. Such loans, upon approval by the Company, are generally repaid through payroll deductions over a period not to exceed five years and bear interest at prime rate at the date of the loan. Interest rates range from 4.00% to 9.50% as of December 31, 2003.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF FINANCIAL STATEMENT PREPARATION

              The Plan's financial statements are prepared on the accrual basis of accounting.

       (b)    INVESTMENTS

              Plan investments are stated at fair value based on their quoted net asset value. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.







                                        5                            (Continued)

                         GENESIS HEALTHCARE CORPORATION
             UNION 401(K) PLAN (F/K/A GENESIS HEALTH VENTURES, INC.
                         UNION RETIREMENT SAVINGS PLAN)

                          Notes to Financial Statements

                           December 31, 2003 and 2002


       (c)    PLAN EXPENSES

              Company personnel perform various administrative services for the Plan, including maintenance of participant records. All Plan expenses are paid by the Company, on a noncompensatory basis, with the exception of trustee fees, which are paid for by the Plan.

       (d)    BENEFITS TO PARTICIPANTS

              Benefit payments to participants are recorded upon distribution.

       (e)    FORFEITURES

              Forfeitures of non-vested Company contributions are used to offset such future contributions.

(3)    FORFEITURES

       As of December 31, 2003, there was $36,386 of forfeiture amounts available for the reduction of future employer contributions, which were subsequently utilized.

(4)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants become fully vested in the Company's matching contributions.

(5)    INVESTMENTS

       A participant may direct contributions in any of the following investment options in increments of 1%:

       Federated Capital Preservation Fund invests primarily in guaranteed investment contracts.

       Wachovia Diversified Bond Group Trust Fund invests in full maturity bonds.

       Wachovia Enhanced Stock Market Fund invests in large-cap equity index companies.

       Vanguard Wellington Fund invests in a balance of equities and fixed income securities.

       American Funds Growth Fund of America invests primarily in common stocks.

       Templeton Growth Fund invests in common stocks with a flexible investment policy.

       MFS New Discovery Fund invests in small-cap equity companies.

       Dreyfus Mid Cap Index Fund invests in mid-cap equity companies.

       AIM Basic Value Fund seeks long-term capital appreciation and invests in large value companies.

       Genesis HealthCare Corporation Stock Fund invests in Company common stock.





                                        6                            (Continued)

                         GENESIS HEALTHCARE CORPORATION
             UNION 401(K) PLAN (F/K/A GENESIS HEALTH VENTURES, INC.
                         UNION RETIREMENT SAVINGS PLAN)

                          Notes to Financial Statements

                           December 31, 2003 and 2002



       NeighborCare Stock Fund invests in common stock of the Company's former parent (no contributions to this Fund after December 1, 2003).

       Investments as of December 31, 2003 and 2002, consisted of:

                                                                                        DECEMBER 31
                                                                               ----------------------------
                                                                                  2003              2002
                                                                               ----------        ----------
       Federated Capital Preservation Fund                                      1,824,712 *       2,120,094 *
       Janus Fund                                                                      --         1,099,574 *
       Janus Worldwide Fund                                                            --           562,224 *
       Wachovia Diversified Bond Group Trust                                    1,086,191 *       1,279,253 *
       Wachovia Enhanced Stock Market Fund                                      1,036,672 *         135,572
       Vanguard Wellington Fund                                                   944,163 *         785,874 *
       MFS Capital Opportunities Fund                                                  --           708,041 *
       MFS New Discovery Fund                                                      60,695            29,453
       AIM Basic Value Fund                                                        11,093               161
       Dreyfus MidCap Index Fund                                                  115,080            25,518
       Templeton Growth Fund                                                      577,588 *              --
       American Funds Growth Fund of America                                    1,229,183 *              --
       NeighborCare (F/K/A Genesis Health Ventures) Stock Fund                     10,481             2,610
       Genesis HealthCare Corporation Stock Fund                                   10,622                --
                                                                               ----------        ----------
                                                                               $6,906,480         6,748,374
                                                                               ==========        ==========

       * Represents 5% or more of the net assets of the Plan.

       During 2003, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $1,059,126 as follows:



                     Mutual Funds                                 $1,035,390
                     Genesis HealthCare Corporation Stock Fund        19,792
                     NeighborCare Stock Fund                           3,944
                                                                  ----------
                                                                  $1,059,126
                                                                  ==========

(6)    INCOME TAXES

       A favorable determination letter was received February 2, 2004, from the Internal Revenue Service stating that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from federal income taxes under Internal Revenue Code Section 501(a). In the opinion of the Plan administrator, the Plan continues to operate and qualify as designed.






                                       7                            (Continued)

                         GENESIS HEALTHCARE CORPORATION
             UNION 401(K) PLAN (F/K/A GENESIS HEALTH VENTURES, INC.
                         UNION RETIREMENT SAVINGS PLAN)

                          Notes to Financial Statements

                           December 31, 2003 and 2002




(7)    PARTY-IN-INTEREST TRANSACTIONS

       Plan investments in the Wachovia Diversified Bond Group Trust Fund and the Wachovia Enhanced Stock Market Fund are shares of mutual funds managed by Wachovia Bank, N.A., the trustee. These transactions qualify as party-in-interest transactions.

       The Plan incurred $35,853 of administrative fees for Wachovia's trustee and record-keeping services. These transactions qualify as party-in-interest transactions.

       Plan investments in Genesis HealthCare Corporation and NeighborCare, Inc. invest in shares of the plan sponsor's and the former plan sponsor's publicly traded stock. These transactions qualify as party-in-interest transactions.

(8)    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The following is a reconciliation of net assets available for plan benefits as of December 31, 2003 and 2002, from the financial statements to the Form 5500:

                                                                2003        2002
                                                             ----------   ---------
       Net assets available for benefits per the
         financial statements                                $7,568,754   7,496,936
       Employer and participant receivables                     (97,499)   (108,589)
                                                             ----------   ---------
       Net assets available for benefits per the Form 5500   $7,471,255   7,388,347
                                                             ==========   =========









                                        8                            (Continued)

                                                                                                              SCHEDULE 1
                                       GENESIS HEALTHCARE CORPORATION UNION 401(K) PLAN
                             (F/K/A GENESIS HEALTH VENTURES, INC. UNION RETIREMENT SAVINGS PLAN)
                                Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                                      December 31, 2003

                                                              DESCRIPTION OF            SHARES OR            CURRENT
                   IDENTITY OF ISSUE                           INVESTMENTS             FACE AMOUNT            VALUE
--------------------------------------------------------   ---------------------    ------------------    --------------
Federated Capital Preservation Fund                        Fund                          1,643,993        $    1,824,712
Wachovia Diversified Bond Group Trust*                     Fund                            936,693             1,086,191
Wachovia Enhanced Stock Market Fund*                       Fund                            863,145             1,036,672
Vanguard Wellington Fund                                   Fund                            864,394               944,163
American Funds Growth Fund of America                      Fund                          1,213,303             1,229,183
Templeton Growth Fund                                      Fund                            467,624               577,588
Dreyfus MidCap Index Fund                                  Fund                            103,596               115,080
MFS New Discovery Fund                                     Fund                             54,854                60,695
AIM Basic Value Fund                                       Fund                              9,102                11,093
Genesis HealthCare Corporation Stock Fund*                 Stock fund                        2,115                10,622
NeighboreCare Stock Fund*                                  Stock fund                       12,342                10,481
Participant loans (interest rates range from
     4.00% to 9.50%)*                                      Loan agreements                                       564,775
                                                                                                          --------------
                                                                                                          $    7,471,255
                                                                                                          ==============

*Party-in-interest transactions.
See accompanying report of independent registered public accounting firm.

                                   SIGNATURES



The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.



GENESIS HEALTHCARE CORPORATION UNION 401(k) PLAN
------------------------------------------------

                                                                  (Name of Plan)

Date: June 28, 2004

                                            By:  /s/ James W. Tabak
                                               ---------------------------------
                                            James W. Tabak,
                                            Sr. Vice President, Human Resources
                                            Genesis HealthCare Corporation

                                  EXHIBIT INDEX

Item
----

23       Consent of Independent Auditors